UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Information to be included in statements filed pursuant to Rule 13d-1(a)

Vital Living, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92846Y100

(CUSIP Number)

Stephen Morris

Fifth Avenue Capital, Inc.

8 the Meadows

Camps Bay, Cape Town

South Africa

(011) 44 7765-007-007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(continued on following pages)

CUSIP No. 92846Y100	Page 2 of 7 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons Fifth Avenue Capital, Inc.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 36,018,973 1 2 9. Sole Dispositive Power 8,890,575 [2] 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,890,575 1 2

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11) 16.17% 2 3

14.	Type of Reporting Person CO

[1]	In order to facilitate the consummation of the transaction contemplated by the Agreement and Plan of Merger by and among Vital Living, Inc. (the “Issuer”), VLEN Acquisition Corp., Inc. (“VLEN”) and E-Nutriceuticals, Inc. (“ENI”), dated as of August 20, 2003

CUSIP No. 92846Y100	Page 3 of 7 Pages

(the “Merger Agreement”, and the transaction contemplated thereby, the “Merger”), Fifth Avenue Capital, Inc. (“Fifth Avenue Capital”) entered into a Stockholders’ Agreement with the Issuer and the other parties listed therein, dated as of August 20, 2003 (the “Stockholders’ Agreement”), whereby each of Bradley Edson (“Mr. Edson”), Stuart Benson (“Mr. Benson”) and Donald Hannah (Mr. Hannah, and with Mr. Edson and Mr. Benson, the “Founders Group”), SkyePharma PLC (“SkyePharma”) and Stephen Morris (“Mr. Morris, and with Fifth Avenue Capital, the “Morris Group”), and SkyePharma (collectively, the “Stockholders”) agreed to vote his or its shares of common stock, par value $0.001 per share (the “Common Stock”) of Vital Living, options, warrants or convertible securities to purchase Common Stock, and other voting securities of the Issuer to elect the directors nominated by the other Stockholders. Fifth Avenue Capital does not have the right to dispose or direct the disposition of any of the 27,158,398 shares of Common Stock or securities convertible or exercisable into Common Stock owned by the other parties to the Stockholders’ Agreement. Accordingly, Fifth Avenue Capital expressly disclaims beneficial ownership of all such shares.

2	Fifth Avenue Capital is the beneficial owner of 8,860,575 shares of Common Stock. Mr. Morris, the President and sole Director of Fifth Avenue Capital, owns 30,000 options to purchase shares of Common Stock.

3	Based on 54,965,726 shares of Common Stock outstanding on consummation of the Merger on August 20, 2003, as described in Section 3.2(c) of the Merger Agreement.

ITEM 1	SECURITY AND ISSUER

This statement on Schedule 13D (the “Statement”) relates to the Common Stock of Vital Living, Inc., a Nevada corporation. The Issuer’s principal executive offices are located at 5080 North 40th Street, Suite #105, Phoenix, Arizona, 85018.

ITEM 2	IDENTITY AND BACKGROUND

Fifth Avenue Capital is a corporation organized under the laws of the British Virgin Islands. The principal business of Fifth Avenue Capital is investing in international business opportunities. The business address of Fifth Avenue Capital is Suite 1601-1603, Kinwick Centre, 32 Hollywood Rd., Central Hong Kong.

Neither Fifth Avenue Capital, nor its sole executive officer and director, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Morris, the President and sole Director of Fifth Avenue Capital, controls Fifth Avenue Capital. Mr. Morris’s principal address is 8 the Meadows, Camps Bay, Cape Town, South Africa. Mr. Morris is a citizen of the United Kingdom and his principal occupation is with Fifth Avenue Capital. Mr. Morris is the sole officer and director of Fifth Avenue Capital.

ITEM 3	SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The consideration for the 8,860,575 shares of Common Stock was Fifth Avenue Capital’s shares of ENI common stock, as determined pursuant to the Merger Agreement.

CUSIP No. 92846Y100	Page 4 of 7 Pages

Mr. Morris, the President and sole Director of Fifth Avenue Capital, owns 30,000 options to purchase shares of Common Stock. Such options were obtained in exchange for options to purchase the common stock of ENI, as determined pursuant to the Merger Agreement.

ITEM 4	PURPOSE OF THE TRANSACTION

The purpose of the acquisition of the Common Stock by Fifth Avenue Capital was and is for investment. The Common Stock was acquired by Fifth Avenue Capital pursuant to the Merger Agreement in exchange for its interest in ENI, which interest was also held for investment purposes. Fifth Avenue Capital’s shares of ENI common stock were converted and exchanged for shares of Common Stock of the Issuer on August 20, 2003. As a result of the Merger, VLEN’s separate corporate existence ceased and ENI became the wholly-owned subsidiary of the Issuer, in which Fifth Avenue Capital has a 16.12% interest. Fifth Avenue’s shares of Common Stock obtained in the Merger are subject to the provisions of an Escrow Agreement (the “Escrow Agreement”). Under the terms of the Escrow Agreement, subject to any indemnification paid to the Issuer in respect of ENI liabilities in excess of a fixed amount at the time of the Merger (as determined by a post-Merger audit) and claims relating to misrepresentations in, or breaches of, the Merger Agreement by ENI, Fifth Avenue Capital’s shares of Common Stock will be released from the escrow one year after the effectiveness of the Merger. While its shares of Common Stock are held in escrow, Fifth Avenue Capital has full voting power in respect thereof.

Fifth Avenue Capital is continuously evaluating the business and business prospects of the Issuer, and its present and future interests in, and intentions with respect to the Issuer and at any time may decide to acquire additional shares or dispose (subject to the provisions of the Escrow Agreement described above) of any or all of the shares of Common Stock owned by it.

Fifth Avenue Capital currently intends to exercise its rights as shareholder in the Issuer, and in connection therewith, may, from time to time, (i) have discussion with management and/or other shareholders of the Issuer concerning various operational and financial aspects of the Issuer’s business, (ii) make one or more proposals to the Issuer or other shareholders of the Issuer relating to joint ventures, mergers, business combinations or extraordinary transactions, and (iii) solicit proxies.

Pursuant to the terms of the Stockholders’ Agreement, Fifth Avenue Capital will vote its Common Stock together with certain other shareholders of the Issuer after the Merger, as described in more detail in Item 6 of this Statement.

Except as set forth in this Statement, as of the date of the filing of this Statement, neither Fifth Avenue Capital, nor its sole executive officer and director, has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

(a)	The percentage interest held by Fifth Avenue Capital presented below is based on 54,965,726 shares of Common Stock outstanding on consummation of the Merger on August 20, 2003, as represented by the Issuer in Section 3.2(c) of the Merger Agreement. Fifth Avenue Capital is the beneficial owner of 8,860,575 shares of Common Stock, representing approximately 16.12% of the Common Stock issued and outstanding. Mr. Morris, the President and sole Director, controls Fifth Avenue Capital. Mr. Morris is individually the beneficial owner of 30,000 shares of Common Stock issuable on the

CUSIP No. 92846Y100	Page 5 of 7 Pages

exercise of options, representing approximately 0.05% of the Common Stock issued and outstanding. The information in this Statement with respect to the parties listed below in this Item 5(a) is based solely on information provided in the Shareholders Agreement and the amount of shares represented by the Issuer in Section 3.2(c) of the Merger Agreement as discussed above. Mr. Edson is the beneficial owner of 5,046,950 shares of Common Stock, including Common Stock issuable on the conversion of convertible securities and the exercise of options and warrants, representing approximately 9.18% of the Common Stock issued and outstanding. Mr. Benson is the beneficial owner of 6,340,000 shares of Common Stock, including Common Stock issuable on the conversion of convertible securities and the exercise of options and warrants, representing approximately 11.53% of the Common Stock issued and outstanding. Mr. Hannah is the beneficial owner of 536,900 shares of Common Stock, representing approximately 0.98% of the Common Stock issued and outstanding. Assuming the conversion of all shares of the Issuer’s preferred stock held by SkyePharma at a conversion price of $1.00, SkyePharma is the beneficial owner of 15,204,548 shares of Common Stock, representing approximately 27.66% of the Common Stock issued and outstanding. Except as set forth in this Item 5, neither Fifth Avenue Capital, nor its sole executive officer and director, beneficially owns any shares of Common Stock.

(b)	Fifth Avenue Capital has the shared power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of (subject to the provisions of the Escrow Agreement), its 8,860,575 shares of Common Stock. Each of the Persons listed in Item 5(a) has the shared power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock attributed to them in that Item.

Mr. Edson, a citizen of the United States of America, is the Chief Executive Officer and Chairman of the Board of Vital Living. Mr. Benson, a citizen of the United States of America, is the President of Vital Living. Mr. Hannah, a citizen of the United States of America, is a non-executive Director of Vital Living. The business address for Mr. Edson, Mr. Benson and Mr. Hannah is 5080 North 40th Street, Suite 105, Phoenix, Arizona 85018.

Mr. Morris, a citizen of the United Kingdom, was the sole officer and director of ENI prior to the Merger and is the President and sole Director of Fifth Avenue Capital. His business address is 8 the Meadows, Camps Bay, Cape Town, South Africa. Fifth Avenue Capital, a British Virgin Islands corporation, is a company which invests in international business opportunities. Its principal offices are located at Suite 1601-1603, Kinwick Centre, 32 Hollywood Rd., Central Hong Kong. None of the persons listed in Item 5(a), to fifth Avenue Capital’s knowledge, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	There have been no transactions by Fifth Avenue Capital nor, to Fifth Avenue Capital’s knowledge, by any of the other persons listed in Item 5(a) in the class of securities reported on in this Statement that were effected during the past sixty days other than (i) the grant by the Issuer to Mr. Edson of 1,300,000 shares of Common Stock and (ii) the amendment of the warrant agreement with Mr. Benson eliminating the full ratchet anti-dilution protection provision therein and settling the total number of shares of Common Stock subject to or issuable under any warrant agreements or other derivative securities to Mr. Benson to be 6,310,000 after the effective time of this Merger, and (iii) otherwise, as set forth in this Statement.

CUSIP No. 92846Y100	Page 6 of 7 Pages

(d)	No person other than Fifth Avenue Capital, Inc. has the right to receive (other than the contribution of such dividends to the Escrow Fund, as provided for in the Escrow Agreement) or the power to direct the receipt of dividends from, or the proceeds from the sale of, its Common Stock.

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Escrow Agreement, all of the 8,860,575 shares of Common Stock owned by Fifth Avenue Capital are to be held in escrow until one year after the effectiveness of the Merger. Payments to the Issuer in respect of ENI liabilities above a fixed amount at the time of the Merger (as determined by a post-merger audit), as well as any indemnification payments made with respect to misrepresentations in, or breaches of, the Merger Agreement by ENI, are to be funded from shares of Common Stock held in the escrow on the basis of three (3) shares for each dollar in excess liabilities or damages. Any such payment is to be made from shares of Common Stock held in the escrow on a pro rata basis. According to the provisions of the Escrow Agreement, 50% of the shares held by ENI shareholders contributing to the Escrow Agreement, other than Fifth Avenue Capital, are to be released from the escrow, subject to certain conditions, upon the post-Merger completion of an audit of ENI. All of Fifth Avenue Capital’s shares of Common Stock will remain in escrow until one year after the completion of the Merger. While its shares of Common Stock are held in escrow, Fifth Avenue Capital has full voting power in respect thereof.

Fifth Avenue Capital, the Issuer, Mr. Edson, Mr. Benson, Mr. Morris, Mr. Hannah and SkyePharma have entered into a Stockholders’ Agreement, dated as of August 20, 2003, which contains the terms that are summarized below:

Board of Directors

The Board of the Issuer will consist of nine members. So long as the Founders Group beneficially owns in aggregate at least 65% of the shares of Common Stock (including any share of Capital Stock of the Issuer Convertible into Common Stock) owned by it at the date of the execution of the Stockholders’ Agreement, it is entitled to nominate four directors. So long as the Morris Group beneficially owns in aggregate at least 65% of the shares of Common Stock (including any share of Capital Stock of the Issuer Convertible into Common Stock) owned by it at the date of the execution of the Stockholders’ Agreement, it is entitled to nominate one director. So long as SkyePharma beneficially owns in aggregate at least 65% of the shares of Common Stock (including any share of Capital Stock of the Issuer Convertible into Common Stock) owned by it at the date of execution of the Stockholders’ Agreement, it is entitled to nominate one director. Each of the Founders Group, the Morris Group and SkyePharma covenants that it will vote in favor of the other Stockholders’ nominee or nominees. Each Stockholder furthermore agrees that it will not take any action, or cause the Issuer to take any action, to remove, with or without cause, a director nominated by another Stockholder.

Vacancies

At any time a vacancy is created or exists on the Board of the Issuer, the remaining directors (if any) representing the Stockholder whose Board seat is vacant shall have the right to designate the person to fill the vacancy. If no directors representing the Stockholder remain, the Stockholder shall have the right to designate the person to fill the vacancy. All other Stockholders are obligated to vote in favor of such nominee.

CUSIP No. 92846Y100	Page 7 of 7 Pages

Other than the Escrow Agreement and Shareholders’ Agreement, neither Fifth Avenue Capital nor Mr. Morris has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1.	Stockholders’ Agreement, between SkyePharma PLC, Vital Living Inc., Bradley Edson, Stuart Benson, Donald Hannah, Stephen Morris and Fifth Avenue Capital Inc., dated as of August 20, 2003.

Exhibit 2.	Escrow Agreement, between E-Nutriceuticals, Inc., Vital Living Inc., Stephen Morris and Mercantile National Bank as Escrow Agent, dated as of August 20, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2003	FIFTH AVENUE CAPITAL, INC.

/s/ STEPHEN MORRIS
	Name:	Stephen Morris
	Title:	President